EXHIBIT 23.1

[KPMG Letterhead]

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Contura Energy, Inc.:

We consent to the use of our report incorporated by reference herein.

Our report dated March 29, 2018 contains an explanatory paragraph that states that effective July 26, 2016, the Company acquired certain core coal operations of Alpha Natural Resources, Inc. in a transaction accounted for as a business combination. As a result of the acquisition, the financial information for the successor periods is presented on a different cost basis than that for the predecessor periods and, therefore, is not comparable.

/s/ KPMG LLP

Greensboro, North Carolina

November 9, 2018